FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: October 14, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated October 14, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO FOUNDATION AND THE SARAMABILA COMMUNITY
CELEBRATE HANDOVER OF NEW HIGH SCHOOL

Toronto, Canada – October 14, 2009 - Banro Corporation (“Banro” or the “Company”) (NYSE AMEX - “BAA”; TSX - “BAA”) is pleased to report that the Banro Foundation, a registered charity in the Democratic Republic of the Congo (the “DRC”), has officially handed over to the community of Saramabila and the Kambambere territory in the DRC the new Saramabila Institute secondary school. The project was financed and built by the Banro Foundation using local contractors and labour. Saramabila is located near Banro’s Namoya gold exploration and development project.

The handover of the project took place in an official ceremony in Saramabila on Saturday October 3, 2009 and was attended by almost 1,000 local villagers and school children. Among the local leaders in attendance were the Territorial Administrator for Kambambere, provincial educational officials and several tribal chiefs. A large delegation of Banro employees was led by Company Vice President of Corporate Development, Martin Jones.

With the handover of the Saramabila Institute, which is designed to serve 300 students, and the expected completion in November 2009 of the new Kigumo Health Centre near the Company’s Lugushwa project, the Banro Foundation will have completed an ambitious cycle of major social infrastructure projects begun in 2008 that includes two new high schools, a potable water delivery system serving 18,000 people in four villages, a new health care centre, the construction or re-construction of over 100 kilometres of roads and bridges and the distribution of medical equipment from Canada to seven regional hospitals and clinics. The Banro Foundation will now work with local community leaders at its three active project sites to determine the next cycle of community projects.

The Banro Foundation is a registered charity based in Bukavu, DRC and funded by the Company with a mandate to improve the lives of thousands of people living in South Kivu and Maniema provinces through strategic investments in education, health and infrastructure development and to provide humanitarian assistance as needed. Among the principles guiding the work of the Banro Foundation is a focus on needs identified by local community leaders, with priority given to projects that benefit communities as a whole. Where possible, the Foundation employs local labour in its initiatives.

Photographs of the Ceremony will be available soon on the Banro website at www.banro.com.

More information about the Banro Foundation, including a comprehensive list of projects to date, as well as the Company’s other Corporate Social Responsibility initiatives, can be viewed at www.banro.com/s/CorporateResponsibility.asp or in French at www.banro.com/s/FR-Corporate-Responsibility.asp.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, the Company is commencing construction of “phase one” of its flagship Twangiza project and to that end has acquired a gold plant capable of treating 1.3 million tonnes of ore per year. Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0)11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.